September 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emmis Acquisition Corp.

Registration Statement on Form S-1

File No. 333-288530

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), I-Bankers Securities, Inc., as representative of the several underwriters, hereby joins Emmis Acquisition Corp. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-288530) (the “Registration Statement”) to become effective on Wednesday, September 24, 2025 at 4:30 PM, Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

I-Bankers Securities, Inc.

By:	/s/ Matthew McCloskey
Name:	Matthew McCloskey
Title:	President